                          UNITED STATES
                SECURITIES AND EXCHANGE COMMISSION
                     Washington, D.C.   20549

                           FORM 12b-25

                   NOTIFICATION OF LATE FILING

[ ] Form 10-K   [ ] Form 20-F   [ ] Form 11-K   [ x ] Form 10-Q

For the period ended March 31, 1996.

     [ ] Transition Report on Form 10-K.
     [ ] Transition Report on Form 20-F.
     [ ] Transition Report on Form 11-K.
     [ ] Transition Report on Form 10-Q.
     For the Transition Period Ended:

If the notification relates to a portion of the filing checked above, identify the Item(s) to which the notification relates:


PART I - REGISTRANT INFORMATION

                 FIRST AMERICAN SCIENTIFIC CORP.
                     Full Name of Registrant

                       470 Granville Street
                            Suite 1122
              Vancouver, British Columbia   V6C 1V5
      Address of principal executive office, including zip.

PART II - RULES 12B-25 and (c)

If the subject report could not be filed without unreasonable effort or expense and the registrant seeks relief pursuant to Rule 12b-25, the following should be completed.

          (a)  The reasons described in reasonable detail in Part
               III of this form could not be eliminated without
               unreasonable effort or expense;
[ X ]          (b)  The subject annual report, semi-annual
                    report, transition report of Form 10-K, Form
                    20-F, 11K or Form N-SAR, or portion thereof, will be filed on or before the fifteenth calendar day following the prescribed due date; or the subject quarterly report of transition report on Form 10-Q, or portion thereof will be filed on or before the fifth calendar day following the prescribed due date; and
          (c)  The accountant's statement or other exhibit
               required by Rule 12b-25(c) has been attached if applicable.

PART III - NARRATIVE

The Registrant is unable to complete the financial statements within the prescribed period.

PART IV - OTHER INFORMATION

1. Name and telephone number of person to contact in regard to this notification.

2. Have all other periodic reports required under Section 13 or 15(d) of the Securities Exchange Act of 1934 or Section 30 of the Investment Company Act of 1940 during the preceding 12 months (or for such shorter) period that the registrant was required to file such reports) been filed? If answer is no, identify reports.

                    Yes X               No

3. Is its anticipated that any significant change in results of operations from the corresponding period for the last fiscal year will be reflected by the earnings statements to be included in the subject report or portion thereof?

                    Yes  X              No

     If so, attach an explanation of the anticipated change, both narratively and quantitatively, and, if appropriate, state the reasons why a reasonable estimate of the results cannot be made.

     Corporation has commenced operation since the corresponding period last year.

FIRST AMERICAN SCIENTIFIC CORP. has caused this notification to signed on its behalf by the undersigned hereunto duly authorized, on this 15th day of May, 1996.




                              BY: /s/ Jack Lovelock,
                                  Chief Executive Officer and a
                                  Member of the Board of
                                  Directors



                              BY: /s/ Robert G. Dinning,
                                  Secretary/Treasurer, Chief
                                  Financial Officer and a
                                  Member of the Board of
                                  Directors